

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 10, 2012

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, IL 60173

> **Re: Global Brass and Copper Holdings, Inc.**
> **Amendment No.3 to the Registration Statement on Form S-1**
> **Filed September 18, 2012**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comments.

Summary Historical Consolidated Financial Data, page 15

1.   With regard to footnote (3), please clearly show how you arrived at your pro forma amounts with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. Please disclose the interest rate used to determine the pro forma adjustment to interest expense as well.

Management's Discussion and Analysis of Financial Condition and Results.., page 57

Liquidity and Capital Resources, page 91

General

2.   Please enhance your MD&A to include the following:

- On page 41, you discuss the risk factor surrounding the fact that your main source of cash is distributions from your subsidiaries. Please describe the cash flows and their form(s) (e.g., royalties, management fees) and restrictions, if any, as they move through your various subsidiaries up to Global Brass and Copper Holdings, Inc.; and

- In your liquidity and capital resources, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Cash Flows, page 94

3.   Please expand your discussion of operating cash flows for the six months ended June 30, 2012 to expand your discussion of the "$4.0 million increase in accounts receivable net of accounts payable." In this regard, explain why accounts receivable increased by $31.7 million. Please consider providing an analysis of day's sales in accounts receivable. Please also explain why accounts payable increased by $27.7 million.

Compensation Discussion and Analysis, page 141

Annual Cash Bonuses, 145

4.   We note your updated disclosure with respect to the 2011 bonuses. Please confirm that "equity value creation" was the performance target for year 2011 and expand your disclosure to quantify the target and maximum level of the "equity value creation" performance measure consistent with the disclosure requirements of Item 402(b)(2)(v) of Regulation S-K. Also disclose the actual level of performance and explain the relationship between actual performance and the payouts awarded.

Summary Compensation Table, page 149

5.   Please explain why you reported the amounts awarded pursuant to the Management Incentive Compensation Plan as a bonus in the Summary Compensation Table. Since you provided disclosure pursuant to the Item 402(d) of Regulation S-K for the payouts, we would expect to see corresponding disclosure under the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. We also note that each named executive officer has an opportunity to earn a bonus intended as incentive for performance to occur over a specified period, based on achievement of specified levels of financial performance. Refer generally to Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP